SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                SCHEDULE 13D/A*
                   Under the Securities Exchange Act of 1934

                 USA Interactive (formerly USA Networks, Inc.)
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  902984 10 3
                                (CUSIP Number)

Charles Y. Tanabe, Esq.    Pamela S. Seymon, Esq.   George E. Bushnell III, Esq.
Senior Vice President      Wachtell, Lipton, Rosen  Vivendi Universal, S.A.
and General Counsel          & Katz                 375 Park Avenue
Liberty Media Corporation  51 West 52nd Street      New York, NY 10152
12300 Liberty Boulevard    New York, NY 10019       (212) 572-7000
Englewood, CO 80112        (212) 403-1000
(720) 875-5400


           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 7, 2002
            (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

___________________

*       Note: This statement constitutes Amendment No. 10 of the Report on
Schedule 13D of the reporting group consisting of Liberty Media Corporation, Barry Diller, Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.), Vivendi Universal, S.A., Universal Studios, Inc. and the BDTV Entities. This statement also constitutes Amendment No. 5 of a Report on Schedule 13D of Liberty Media Corporation, Amendment No. 20 of a Report on Schedule 13D of Barry Diller, Amendment No. 10 of a Report on Schedule 13D of Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.) and Universal Studios, Inc., Amendment No. 4 of a Report on Schedule 13D of Vivendi Universal, S.A., Amendment No. 16 of a Report on Schedule 13D of BDTV INC., Amendment No. 14 of a Report on Schedule 13D of BDTV II INC., Amendment No. 11 of a Report on Schedule 13D of BDTV III INC. and Amendment No. 10 of a Report on Schedule 13D of BDTV IV INC.

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons

         Liberty Media Corporation

(2)      Check the Appropriate Box if a member of a Group

         (a)      [_]

         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds

         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [_]

(6)      Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                        None; see Item 5

(8)      Shared Voting Power                      162,540,762 shares

(9)      Sole Dispositive Power                   None; see Item 5

(10)     Shared Dispositive Power                 162,540,762 shares

(11)     Aggregate Amount Beneficially Owned
         by Each Reporting Person                 162,540,762 shares

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal. Excludes Liberty Exchange Shares issuable to Liberty, which exchange is subject to the terms and conditions set forth in the Liberty Exchange Agreement previously filed. See
Item 5.

(13)     Percent of Class Represented by Amount in Row (11)   35.3%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 69.2% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)

         CO

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons

         Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.)

(2)      Check the Appropriate Box if a Member of a Group

         (a)      [_]

         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds

         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization
         Canada

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                         None; see Item 5

(8)      Shared Voting Power                       162,540,762 shares

(9)      Sole Dispositive Power                    None; see Item 5

(10)     Shared Dispositive Power                  162,540,762 shares

(11)     Aggregate Amount Beneficially Owned
         by Each Reporting Person                  162,540,762 shares

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal. Excludes Liberty Exchange Shares issuable to Liberty, which exchange is subject to the terms and conditions set forth in the Liberty Exchange Agreement previously filed. See
Item 5.

(13)     Percent of Class Represented by Amount in Row (11)   35.3%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 69.2% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)

         CO

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons

         Vivendi Universal, S.A.

(2)      Check the Appropriate Box if a Member of a Group

         (a)      [_]

         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds

         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization
         France

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                        None; see Item 5

(8)      Shared Voting Power                      162,540,762 shares

(9)      Sole Dispositive Power                   None; see Item 5

(10)     Shared Dispositive Power                 162,540,762 shares

(11)     Aggregate Amount Beneficially Owned
         by Each Reporting Person                 162,540,762 shares

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal. Excludes Liberty Exchange Shares issuable to Liberty, which exchange is subject to the terms and conditions set forth in the Liberty Exchange Agreement previously filed. See
Item 5.

(13)     Percent of Class Represented by Amount in Row (11)   35.3%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 69.2% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)

         CO

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons

         Universal Studios, Inc.

(2)      Check the Appropriate Box if a Member of a Group

         (a)      [_]

         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds

         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                        None; see Item 5

(8)      Shared Voting Power                      162,540,762 shares

(9)      Sole Dispositive Power                   None; see Item 5

(10)     Shared Dispositive Power                 162,540,762 shares

(11)     Aggregate Amount Beneficially Owned
         by Each Reporting Person                 162,540,762 shares

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X)

Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal. Excludes Liberty Exchange Shares issuable to Liberty, which exchange is subject to the terms and conditions set forth in the Liberty Exchange Agreement previously filed. See
Item 5.

(13)     Percent of Class Represented by Amount in Row (11)   35.3%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 69.2% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)

         CO

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons

         Barry Diller

(2)      Check the Appropriate Box if a Member of a Group

         (a)      [_]

         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds

         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                       None; see Item 5

(8)      Shared Voting Power                     162,540,762 shares

(9)      Sole Dispositive Power                  None; see Item 5

(10)     Shared Dispositive Power                162,540,762 shares

(11)     Aggregate Amount Beneficially Owned
         by Each Reporting Person                162,540,762 shares

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal. Excludes Liberty Exchange Shares issuable to Liberty, which exchange is subject to the terms and conditions set forth in the Liberty Exchange Agreement previously filed. See
Item 5.

(13)     Percent of Class Represented by Amount in Row (11)   35.3%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 69.2% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)

         IN

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons

         BDTV INC.

(2)      Check the Appropriate Box if a member of a Group

(a)      [_]

(b)      [X]

(3)      SEC Use Only

(4)      Source of Funds

         Not Applicable

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)      [_]

(6)      Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                      None; see Item 5

(8)      Shared Voting Power                    162,540,762 shares

(9)      Sole Dispositive Power                 None; see Item 5

(10)     Shared Dispositive Power               162,540,762 shares

(11)     Aggregate Amount Beneficially Owned
         by Each Reporting Person               162,540,762 shares

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal. Excludes Liberty Exchange Shares issuable to Liberty, which exchange is subject to the terms and conditions set forth in the Liberty Exchange Agreement previously filed. See
Item 5.

(13)     Percent of Class Represented by Amount in Row (11)   35.3%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 69.2% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)

         CO

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons

         BDTV II INC.

(2)      Check the Appropriate Box if a Member of a Group

         (a)      [_]

         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds

         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                        None; see Item 5

(8)      Shared Voting Power                      162,540,762 shares

(9)      Sole Dispositive Power                   None; see Item 5

(10)     Shared Dispositive Power                 162,540,762 shares

(11)     Aggregate Amount Beneficially Owned
         by Each Reporting Person                 162,540,762 shares

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal. Excludes Liberty Exchange Shares issuable to Liberty, which exchange is subject to the terms and conditions set forth in the Liberty Exchange Agreement previously filed. See
Item 5.

(13)     Percent of Class Represented by Amount in Row (11)   35.3%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 69.2% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)

         CO

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons

         BDTV III INC.

(2)      Check the Appropriate Box if a Member of a Group

         (a)      [_]

         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds

         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                            None; see Item 5

(8)      Shared Voting Power                          162,540,762 shares

(9)      Sole Dispositive Power                       None; see Item 5

(10)     Shared Dispositive Power                     162,540,762 shares

(11)     Aggregate Amount Beneficially Owned
         by Each Reporting Person                     162,540,762 shares

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal. Excludes Liberty Exchange Shares issuable to Liberty, which exchange is subject to the terms and conditions set forth in the Liberty Exchange Agreement previously filed. See
Item 5.

(13)     Percent of Class Represented by Amount in Row (11)   35.3%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 69.2% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)

         CO

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons

         BDTV IV INC.

(2)      Check the Appropriate Box if a Member of a Group

         (a)      [_]

         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds

         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                             None; see Item 5

(8)      Shared Voting Power                           162,540,762 shares

(9)      Sole Dispositive Power                        None; see Item 5

(10)     Shared Dispositive Power                      162,540,762 shares

(11)     Aggregate Amount Beneficially Owned
         by Each Reporting Person                      162,540,762 shares

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal. Excludes Liberty Exchange Shares issuable to Liberty, which exchange is subject to the terms and conditions set forth in the Liberty Exchange Agreement previously filed. See
Item 5.

(13)     Percent of Class Represented by Amount in Row (11)   35.3%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 69.2% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)

         CO

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                                 Statement of

                          LIBERTY MEDIA CORPORATION,
                                 BARRY DILLER,
                           UNIVERSAL STUDIOS, INC.,
      VIVENDI UNIVERSAL CANADA INC. (FORMERLY THE SEAGRAM COMPANY LTD.),
                           VIVENDI UNIVERSAL, S.A.,
                                  BDTV INC.,
                                 BDTV II INC.,
                                 BDTV III INC.
                                      and
                                 BDTV IV INC.

       Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                 in respect of

                         USA INTERACTIVE (formerly USA
                                Networks, Inc.)

     This Report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of USA Interactive, a Delaware corporation (formerly "USA Networks, Inc.") ("USA" or the "Company"). The Reports on
Schedule 13D, as amended and supplemented, originally filed with the Commission by (i) the reporting group (the "Reporting Group") consisting of Liberty Media Corporation, a Delaware corporation ("Liberty"), Mr. Barry Diller, Universal Studios, Inc., a Delaware corporation ("Universal"), Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.), a Canadian corporation ("VU Canada"), Vivendi Universal, S.A., a societe anonyme organized under the laws of the Republic of France ("Vivendi Universal"), BDTV INC., a Delaware corporation ("BDTV"), BDTV II INC., a Delaware corporation ("BDTV II"), BDTV III INC., a Delaware corporation ("BDTV III"), and BDTV IV INC., a Delaware corporation ("BDTV IV") (each, a "Reporting Person"), on February 24, 1998 (the "Reporting Group Schedule 13D"), (ii) Liberty on July 19, 1999 (the "Liberty Schedule 13D"), (iii) Mr. Diller on August 29, 1995 (the "Barry Diller Schedule 13D"), (iv) Universal and VU Canada on February 24, 1998 (the "Universal Schedule 13D"), (v) BDTV on August 16, 1996 (the "BDTV Schedule 13D"), (vi) BDTV II on December 24, 1996 (the "BDTV II Schedule 13D"), (vii) BDTV III on July 28, 1997 (the "BDTV III Schedule 13D"), (viii) BDTV IV on February 24, 1998 (the "BDTV IV Schedule 13D"), and (ix) Vivendi Universal on August 2, 2001 (the "Vivendi Schedule 13D") are each hereby amended and supplemented to include the information set forth herein. This Report on Schedule 13D constitutes Amendment No. 10 to the Reporting Group
Schedule 13D, Amendment No. 5 to the Liberty Schedule 13D, Amendment No. 20 to the Barry Diller Schedule 13D, Amendment No. 10 to the Universal Schedule 13D, Amendment No. 4 to the Vivendi Schedule 13D, Amendment No. 16 to the BDTV
Schedule 13D, Amendment No. 14 to the BDTV II Schedule 13D, Amendment No. 11 to the BDTV III Schedule 13D and Amendment No. 10 to the BDTV IV Schedule 13D. The Reporting Group Schedule 13D, the Liberty Schedule 13D, the Barry Diller
Schedule 13D, the Universal Schedule 13D, the Vivendi Schedule 13D, the BDTV
Schedule 13D, the BDTV II Schedule 13D, the BDTV III Schedule 13D and the BDTV IV Schedule 13D (each, as amended) are collectively referred to as the "Schedule 13D." Capitalized terms not defined herein have the meanings given to such terms in the prior Reports on Schedule 13D referred to in this paragraph.

     Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 2.  Identity and Background

     The information contained in Item 2 of this Schedule 13D is hereby amended and supplemented by adding the following information:

     The Seagram Company Ltd. changed its name to Vivendi Universal Canada Inc., effective February 28, 2002.

     Schedule 3 is incorporated herein by reference and amends and restates
Schedule 3 in its entirety.

     As of April 24, 2002, Pierre Lescure is no longer director and Co- COO of Vivendi Universal. Schedule 5 is incorporated herein by reference and amends and restates Schedule 5 to the Schedule 13D in its entirety.


ITEM 3.  Source and Amount of Funds or Other Consideration

     The information contained in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference herein.


ITEM 4.   Purpose of the Transaction

     The information contained in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference herein.

     Depending on market conditions and other factors, and subject to any restrictions described in Items 5 and 6 or contained in the agreements attached as Exhibits hereto or as previously filed as exhibits to this
Schedule 13D, the Reporting Persons or their respective subsidiaries may purchase additional shares of Common Stock in the open market or in private transactions. Alternatively, depending on market conditions and other factors, and subject to any restrictions described in Item 6 or contained in the agreements attached as Exhibits hereto or previously filed as exhibits to this
Schedule 13D, the Reporting Persons or their respective subsidiaries may sell all or some of their shares of Common Stock.

     Except as described in Items 5 and 6 or contained in the agreements attached as Exhibits hereto or previously filed as exhibits to this Schedule 13D, neither any Reporting Person nor, to the best of their knowledge, any of their respective directors or officers has plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of
Item 4.


ITEM 5.   Interest in Securities of the Issuer

     The information contained in Item 6 of this Schedule 13D is hereby incorporated by reference herein.

     The information contained in Item 5 of this Schedule 13D is hereby amended and supplemented by adding the following information:

     On May 7, 2002, in accordance with the terms and conditions of the Amended and Restated Transaction Agreement, dated as of December 16, 2001, by and among Vivendi Universal, Universal, the Company, USANi LLC, Liberty and Mr. Diller, and in accordance with the terms of the related ancillary agreements, including the Merger Agreement, as amended, the Amended and Restated Partnership Agreement and the Warrant Agreement (each of the above-mentioned agreements as defined, summarized and attached as exhibits hereto and/or to the Schedule 13D/A filed by the parties on December 21,
2001), the Company contributed all of its entertainment businesses to Vivendi Universal Entertainment LLLP, a new joint venture that also holds the film, television and theme park businesses of Universal and which is controlled by Vivendi Universal (as such transaction and related transactions are described in this Schedule 13D, the "Transaction").

          Pursuant to the terms of the Amended and Restated Transaction Agreement, affiliates of Universal and Vivendi Universal delivered to USANi LLC for cancellation all of the 282,161,530 shares of USANi LLC ("LLC Shares") that Universal and its affiliates held, as well as the 38,694,982 LLC Shares that were acquired from affiliates of Liberty as a consequence of an affiliate of Vivendi Universal acquiring affiliates of Liberty in a merger transaction, in accordance with the terms of the Merger Agreement, as amended. As a result of the Transaction, USANi LLC is owned by the Company and Home Shopping Network, Inc. In connection with the Transaction, affiliates of Liberty also delivered 7,079,726 LLC Shares to the Company in exchange for 7,079,726 shares of Common Stock, subsequently, Vivendi Universal and its affiliates acquired 25,000,000 shares of Common Stock from affiliates of Liberty.

     As a result of the consummation of the Transaction, currently, the members of the Reporting Group beneficially own 162,540,762 shares, corresponding to 35.3% of the shares of Common Stock of the Company (without giving effect to the exchange of the Holdco shares held by Liberty). Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 69.2% of the voting power of the Company. Mr. Diller continues to hold the irrevocable proxy granted by Universal and Liberty, pursuant to which Mr. Diller has the right to vote the Company's securities held by Universal, Liberty and their respective affiliates.

     Robert R. Bennett, President and Chief Executive Officer of Liberty and a director of the Company, owns 26,096 shares of Common Stock.

     Except as set forth or incorporated by reference herein, no Reporting Person or, to the best knowledge of each Reporting Person, any executive officer or director of such Reporting Person has effected any transaction in the Common Stock during the past 60 days.

     Each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by each of the other Reporting Persons.

ITEM 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer.

     The information contained in Item 5 of this Schedule 13D is hereby incorporated by reference herein.

     The information contained in Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following information:

     Vivendi Universal, the Company, USANi LLC, Liberty and Mr. Diller executed the Amended and Restated Transaction Agreement (the "Amended and Restated Transaction Agreement"), attached hereto. The Amended and Restated Transaction Agreement is materially the same as the Transaction Agreement previously described and filed.

     As provided in the Amended and Restated Transaction Agreement, on May 7, 2002, USI Entertainment Inc., USANI Holding XX, Inc., Universal Pictures International Holdings BV, Universal Pictures International Holdings 2 BV, NYCSpirit Corp. II, the Company, USANi Sub LLC, New-U Studios Holdings, Inc. and Mr. Diller executed the Amended and Restated Limited Liability Limited Partnership Agreement (the "Amended and Restated Partnership Agreement"), attached hereto. The Amended and Restated Partnership Agreement is materially the same as the Form of Partnership Agreement previously described and filed.

     Additionally, as provided in the Amended and Restated Transaction Agreement, on May 7, 2002, the Company and The Bank of New York executed the Equity Warrant Agreement, attached hereto, in favor of Vivendi Universal. The executed Warrant Agreement is materially the same as the Warrant Agreement previously described and filed.

ITEM 7.   Material to be Filed as Exhibits

     The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     The following documents are filed as exhibits to this statement:

     44. Amended and Restated Transaction Agreement, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., the Company, USANi LLC, Liberty Media Corporation and Barry Diller.

     48. Amended and Restated Limited Liability Limited Partnership Agreement of Vivendi Universal Entertainment LLLP, by and among USI Entertainment Inc., USANI Holding XX, Inc., Universal Pictures International Holdings BV, Universal Pictures International Holdings 2 BV, NYCSpirit Corp. II, the Company, USANI Sub LLC, New-U Studios Holdings, Inc. and Mr. Diller.

     49. Equity Warrant Agreement between the Company and The Bank of New York, as equity warrant agent.

                                  SIGNATURES

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: May 17, 2002

                                        LIBERTY MEDIA CORPORATION



                                        By: /s/ Christopher W. Shean
                                            ----------------------------------
                                            Name:  Christopher W. Shean
                                            Title: Senior Vice President


                                        BARRY DILLER


                                               /s/ Barry Diller
                                        --------------------------------------


                                        UNIVERSAL STUDIOS, INC.



                                        By: /s/ Kevin Conway
                                        --------------------------------------
                                        Name:  Kevin Conway
                                        Title: Vice President



                                        VIVENDI UNIVERSAL CANADA INC.



                                        By: /s/ George E. Bushnell III
                                        --------------------------------------
                                        Name:  George E. Bushnell III
                                        Title: Secretary

                                        VIVENDI UNIVERSAL, S.A.



                                        By: /s/ George E. Bushnell III
                                        --------------------------------------
                                        Name:  George E. Bushnell III
                                        Title: Vice President


                                        BDTV INC., BDTV II INC.,
                                        BDTV III INC., BDTV IV INC.

                                        By: /s/ Barry Diller
                                        --------------------------------------
                                        Name:  Barry Diller
                                        Title: President

                               INDEX TO EXHIBITS

1.   Written Agreement between TCI and Mr. Diller regarding Joint Filing of
     Schedule 13D./*/

2. Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

3. Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller./*/

4.   Press Release issued by the Company and Mr. Diller, dated August 25,
     1995./*/

5. Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

6. Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

7. First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

8. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc., and Liberty HSN, Inc./*/

9. Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc./*/

10. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertainment, Inc./*/

11. Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures Entertainment, Inc./*/

12. Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller./*/

13. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996./*/

14. In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996./*/

15. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996./*/

16.  Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and
     BDTV./*/

17.  Amended and Restated Certificate of Incorporation of BDTV INC./*/

18. Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996./*/

19. Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home Shopping Network, Inc., House Acquisition Corp., and Liberty HSN, Inc./*/

20. Termination Agreement, dated as of August 25, 1996, among the Company, BDTV Inc., Liberty Program Investments, Inc., and Liberty HSN, Inc./*/

21. Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company./*/

22. Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV Inc., and Home Shopping Network, Inc./*/

23. Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller./*/

24. Second Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc. and BDTV II Inc./*/

25. Stock Exchange Agreement, dated as of December 20, 1996, by and between the Company and Liberty HSN, Inc./*/

26. Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen./*/

27. Stock Exchange Agreement, dated as of May 20, 1997, by and between HSN, Inc. and Mr. Allen./*/

28. Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty Media Corporation./*/

29. Letter Agreement, dated as of May 20, 1997, by and between Mr. Diller and Liberty Media Corporation./*/

30. Third Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc., BDTV II Inc. and BDTV III Inc./*/

31.  Certificate of Incorporation of BDTV III Inc./*/

32. Investment Agreement among Universal Studios, Inc., HSN, Inc., Home Shopping Network, Inc. and Liberty Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18, 1997./*/

33. Governance Agreement among HSN, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of October 19, 1997./*/

34. Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN, Inc. and The Seagram Company Ltd. dated as of October 19, 1997./*/

35. Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of October 19, 1997./*/

36. Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of October 19, 1997./*/

37. Amended and Restated LLC Operating Agreement of USANi LLC, by and among USA Networks, Inc., Home Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998./*/

38. Letter Agreement between Liberty HSN, Inc. and HSN, Inc., dated as of October 19, 1997./*/

39. Fourth Amended and Restated Joint Filing Agreement between Tele-Communications, Inc., Universal Studios, Inc., The Seagram Company Ltd. and Barry Diller, dated as of February 23, 1998./*/

40.  Certificate of Incorporation of BDTV IV INC./*/

41. Fifth Amended and Restated Joint Filing Agreement by and among Tele-Communications, Inc., Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC, dated as of July 19, 1999./*/

42. Sixth Amended and Restated Joint Filing Agreement by and among Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., Vivendi Universal, BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC. dated as of June 22, 2001. /*/

43. Letter Agreement, dated July 15, 2001, by and among USA Networks, Inc., Barry Diller, Universal Studios, Inc. and Liberty Media Corporation./*/

44. Amended and Restated Transaction Agreement, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., USA Networks, Inc., USANi LLC, Liberty Media Corporation and Barry Diller.

45. Agreement and Plan of Merger and Exchange, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., Light France Acquisition 1, S.A.S., the Merger Subsidiaries listed on the signature page thereto, Liberty Media Corporation, Liberty Programming Company LLC, Liberty Programming France, Inc., LMC USA VI, Inc., LMC USA VII, Inc., LMC USA VIII, Inc., LMC USA X, Inc., Liberty HSN LLC Holdings, Inc., and the Liberty Holding entities listed on the signature page thereto./*/

46. Amended and Restated Governance Agreement, dated as of December 16, 2001, by and among USA Networks, Inc., Universal Studios, Inc., Liberty Media Corporation, Barry Diller, and Vivendi Universal, S.A./*/

47. Amended and Restated Stockholders Agreement, dated as of December 16, 2001, by and among Universal Studios, Inc., Liberty Media Corporation and Barry Diller./*/

48. Amended and Restated Limited Liability Limited Partnership Agreement of Vivendi Universal Entertainment LLLP, by and among USI Entertainment Inc., USANI Holdings XX, Inc., Universal Pictures International Holdings BV, Universal Pictures

     International Holdings 2 BV, NYCSpirit Corp. II, USA Networks, Inc., USANI Sub LLC, New-U Studios Holdings, Inc. and Mr. Diller.

49. Equity Warrant Agreement between USA Networks, Inc. and The Bank of New York, as equity warrant agent.




/*/ Previously filed.

     Schedule 1 of the Schedule 13D is hereby amended to read in its entirety as follows:

                                  SCHEDULE 1


      DIRECTORS AND EXECUTIVE OFFICERS OF UNIVERSAL AND VIVENDI UNIVERSAL
                CANADA INC. (formerly The Seagram Company Ltd.)


     1. Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Universal. The name of each person who is a director of Universal is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 100 Universal City Plaza, Universal City, California 91608.



                                 Principal Occupation
Name and Business Address   or Employment and Business Address   Citizenship

YASUO NAKAMURA*             President, Matsushita Media &        Japan
                            Entertainment Business Development
                            Unit

RON MEYER*                  President and Chief Operating        United States
                            Officer of Universal

KAREN RANDALL*              Executive Vice President and         United States
                            General Counsel of Universal

KENNETH L. KAHRS*           Executive Vice President, Human      United States
                            Resources of Universal

FREDERICK HUNTSBERRY*       Senior Vice President and Chief      United States
                            Financial Officer of Universal

WILLIAM A. SUTMAN*          Executive Vice President, Finance,   United States
                            Canal + Group

SUSAN N. FLEISHMAN          Senior Vice President, Corporate     United States
                            Communications and Public Affairs

MARK A. WOOSTER             Senior Vice President of Universal   United States

MAREN CHRISTENSEN           Senior Vice President of Universal   United States

DIANA SCHULZ*               Senior Vice President of Universal   United States

WILLIAM APOSTOLIDES         Vice President of Universal          United States

KEVIN CONWAY                Vice President of Universal          United States

H. STEPHEN GORDON           Vice President of Universal          United States

ILANA PORAT KOCH            Vice President of Universal          United States

LARRY KURZWEIL              Vice President of Universal          United States

DAVID H. MEYERS             Vice President and Assistant         United States
                            Controller of Universal

MARC PALOTAY                Vice President of Universal          United States

                                 Principal Occupation
Name and Business Address   or Employment and Business Address   Citizenship

TERRY A. REAGAN             Vice President and Controller of     United States
                            Universal

RONALD F. REED              Treasurer of Universal               United States

SHARON S. GARCIA            Secretary of Universal               United States

LEW R. WASSERMAN*           Chairman Emeritus of the Board of    United States
                            Universal


     2. Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd., effective February 28, 2002). The name of each person who is a director of Vivendi Universal Canada Inc. is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 375 Park Avenue, New York, New York 10152.



                                   Principal Occupation
Name and Business Address     or Employment and Business Address   Citizenship


EDGAR BRONFMAN, JR.*          Consultant                           United States
Lexa Partners LLC
390 Park Avenue
4th Floor
New York, New York 10022

ALAN BELL*                    Partner, Blake Cassels & Graydon,    Canada
Blake Cassels & Graydon, LLP  LLP
Commerce Court West-CIBC
Building
199 Bay Street
Toronto, Ontario M5L 1A9

CRAIG THORBURN*               Partner, Blake Cassels & Graydon,    Canada
Blake Cassels & Graydon, LLP  LLP
Commerce Court West-CIBC
Building
199 Bay Street
Toronto, Ontario M5L 1A9

JEAN-MARIE MESSIER*           Chairman and Chief Executive         France
Vivendi Universal S.A.        Officer, Vivendi Universal
42, avenue de Freidland
75380 Paris
Cedex 08, FRANCE

ERIC LICOYS*                  Co-Chief Operating Officer, Vivendi  France
Vivendi Universal S.A.        Universal
42, avenue de Freidland
75380 Paris
Cedex 08, FRANCE

DANIEL LOSITO                 Vice President, Vivendi Universal    United States

WILLIAM APOSTOLIDES           Treasurer, Americas, Vivendi         United States
Vivendi Universal             Universal
800 Third Avenue
New York, NY 10022

                                 Principal Occupation
Name and Business Address   or Employment and Business Address   Citizenship


WILLIAM PODURGIEL           Director Foreign Taxes, Vivendi      United States
Vivendi Universal           Universal
800 Third Avenue
New York, NY 10022

GEORGE E. BUSHNELL III      Vice President, Vivendi Universal    United States

NICOLE LINDA KELSEY         Assistant Corporate Counsel,         United States
                            Vivendi Universal

DEBRA FORD                  Manager, Corporate Transactions,     United States
Vivendi Universal           Vivendi Universal
800 Third Avenue
New York, NY 10022


     Schedule 3 of the Schedule 13D is hereby amended to read in its entirety as follows:


                                  SCHEDULE 3

         DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION

          The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed on this
     Schedule 3 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.



Name and Business Address   Principal Occupation

JOHN C. MALONE              Chairman of the Board and Director of Liberty

ROBERT R. BENNETT           President, Chief Executive Officer and Director of
                            Liberty

DONNE F. FISHER             Director of Liberty; President of Fisher Capital
                            Partners Ltd.

GARY S. HOWARD              Executive Vice President, Chief Operating Officer
                            and Director of Liberty; Chairman of the Board and Director of Liberty Satellite & Technology, Inc.

PAUL A. GOULD               Director of Liberty; Managing Director of Allen &
Allen & Company             Company Incorporated
Incorporated
711 5th Avenue, 8th Floor
New York, NY 10022

JEROME H. KERN              Director of Liberty; Consultant, Kern Consulting LLC
Kern Consulting LLC
4600 S. Syracuse Street
Denver, CO 80237

LARRY E. ROMRELL            Director of Liberty

DAVID J.A. FLOWERS          Senior Vice President and Treasurer of Liberty

ELIZABETH M. MARKOWSKI      Senior Vice President of Liberty

Name and Business Address   Principal Occupation

CHARLES Y. TANABE           Senior Vice President, General Counsel and Secretary
                            of Liberty

ALBERT E. ROSENTHALER       Senior Vice President of Liberty

CHRISTOPHER W. SHEAN        Senior Vice President and Controller of Liberty


     Schedule 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

                                  SCHEDULE 5

          DIRECTORS AND EXECUTIVE OFFICERS OF VIVENDI UNIVERSAL, S.A.


          Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Vivendi Universal. Unless otherwise indicated, the business address of each person listed below is 42, Avenue de Friedland, 75380 Paris Cedex 08, France.



                                 Principal Occupation
Name and Business Address   or Employment and Business Address   Citizenship

JEAN-MARIE MESSIER          Chairman and CEO of Vivendi          France
                            Universal.
ERIC LICOYS                 Co-COO Vivendi Universal.            France
BERNARD ARNAULT             Chairman and CEO of LVMH/Moet        France
                            Hennessy Louis Vuitton.
                            30, avenue Hoche
                            75008 Paris, France
EDGAR BRONFMAN, JR.         Special Advisor to the Chairman of   United States
                            the Board of Directors of Vivendi
                            Universal.
EDGAR M. BRONFMAN           Member of the Board of Directors of  United States
                            Vivendi Universal.
RICHARD H. BROWN            Chairman and CEO of Electronic Data  United States
                            Systems Co.
                            5400 Legacy Drive
                            Plano, Texas 75024-3198
JEAN-MARC ESPALIOUX         Chairman of the Directory Board of   France
                            Accor.
                            Tour Maine Montparnasse
                            33, avenue du Maine
                            75755 Paris Cedex
                            15, France
PHILIPPE FORIEL-DESTEZET    Director of Adecco S.A.              France
                            52, rue de la Bienfaisance
                            75008 Paris, France
JACQUES FRIEDMANN           Retired Chairman of the
                            Supervisory France Board of
                            AXA-UAP (Chairman from 1993-2000).
                            80, avenue de Breteuil
                            75007 Paris, France

                                 Principal Occupation
Name and Business Address   or Employment and Business Address   Citizenship

ESTHER KOPLOWITZ            Director of Fomento de               Spain
                            Construcciones y Contratas FCC
                            (Spain), B 1998 S.L. and Dominum
                            Desga S.A.
                            Torre Picasso
                            Plaza Pablo Ruiz Picasso
                            28020 Madrid, Spain
MARIE-JOSEE KRAVIS          Senior Fellow, Hudson Institute Inc. United States
                            c/o 625 Park Avenue
                            New York, NY 12021
HENRI LACHMANN              Chairman and CEO of Schneider        France
                            Electric
                            43-45, boulevard
                            F. Roosevelt, 92500
                            Rueil-Malmaison, France
SAMUEL MINZBERG             Chairman and Chief Executive Officer Canada
                            of Claridge Inc.
                            1170 Peel Street
                            Montreal, Quebec H3B, 4P2
SIMON MURRAY                Chairman of Simon Murray &           U.K.
                            Associates
                            Princes House-2nd Floor
                            38, Jermyn Street
                            London SW1Y 6DT
SERGE TCHURUK               Chairman and CEO of Alcatel          France
                            54, rue de la Boetie
                            75008 Paris, France
MARC VIENOT                 Honorary Chairman and Director of    France
                            Societe Generale.
                            Tour Societe Generale
                            92972 Paris La Defense
                            Cedex, France